Exhibit 99.1

The Nasdaq Stock Market, Inc.	D	+852 3656 6054 / +852 3656 6010
Listing Qualifications	E	nathan.powell@ogier.com
9600 Blackwell Road		cecilia.li@ogier.com
Rockville, MD 20850 United States of America

Reference: NMP/CQL/502140.00002

8 November 2024

Dear Sirs and/or Madams,

We act as British Virgin Islands counsel to Intelligent Group Limited, a business company incorporated in the British Virgin Islands (the Company).

References in this letter to the Rule means a rule of the Nasdaq Stock Market LLC Rules unless the context indicates otherwise.

The Company has advised us that it intends to follow its British Virgin Islands home country practices in lieu of the requirements of (1) Nasdaq Marketplace Rules 5635(d), which, as informed by the US counsel of the Company, sets forth the circumstances under which shareholder approval is required prior to an issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding at a price less than the lower of: (x) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (y) the average Nasdaq Official Closing Price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement, and (2) Nasdaq Marketplace Rules 5640 Voting Rights, which, as informed by the US counsel of the Company, states that “Nasdaq will accept any action or issuance relating to the voting rights structure of a non-U.S. Company . . . that is not prohibited by the Company’s home country law.” In exempting themselves from these Nasdaq Rules, as well as the Section 16 proxy rules of the Securities Exchange Act of 1934, the Company is complying with Nasdaq Listing Rule 5615(a)(3)(A), which provides (with certain exceptions not relevant to the conclusions expressed herein) that a foreign private issuer (such as the Company) may follow its home country practice in lieu of the requirements of the Nasdaq Marketplace Rule 5600 Series.

The Company has advised us that it intends to follow the practice in its home country of the British Virgin Islands by:

(i)	re-designating its ordinary shares of a single class each with a par value of US$0.00001 (issued and unissued) of the Company (the Ordinary Shares) that (a) all the currently issued 13,125,000 Ordinary Shares be and are re-designated into Class A ordinary shares each with a par value of US$0.00001 with one (1) vote per share but with all rights and restrictions remaining identical to the Ordinary Shares (the Class A Ordinary Shares) on a one for one basis, (b) the remaining authorised but unissued Ordinary Shares be and are re-designated into (i) 436,875,000 Class A Ordinary Shares and (ii) 50,000,000 Class B ordinary shares each with a par value of US$0.00001 with fifty (50) votes per share (the Class B Ordinary Shares) on a one for one basis and (c) such that the Company will be authorised to issue a maximum of 500,000,000 shares each with a par value of US$0.00001 divided into (i) 450,000,000 Class A Ordinary Shares and (ii) 50,000,000 Class B Ordinary Shares (the Re-designation);

Ogier Providing advice on British Virgin Islands, Cayman Islands and Guernsey laws Floor 11 Central Tower 28 Queen’s Road Central Central Hong Kong T +852 3656 6000 F +852 3656 6001 ogier.com	Partners Nicholas Plowman Nathan Powell Anthony Oakes Oliver Payne Kate Hodson David Nelson Justin Davis Joanne Collett Dennis Li	Florence Chan* Lin Han† Cecilia Li** Rachel Huang** Yuki Yan** Richard Bennett**‡ James Bergstrom‡ Marcus Leese‡	* admitted in New Zealand † admitted in New York ** admitted in England and Wales ‡ not ordinarily resident in Hong Kong

(ii)	subject to the Re-designation taking effect, adopting a set of amended and restated memorandum and articles of association (the Amended and Restated M&A) in substitution for the Memorandum and Articles (as defined below) to reflect the Re-designation and set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares; and

(iii)	to be effective after the Re-designation and the adoption of the Amended and Restated M&A, repurchasing 1,500,000 Class A Ordinary Shares from Ms. Wai Lau, the Company’s majority shareholder, and issuing 1,500,000 Class B Ordinary Shares to Ms. Wai Lau for good and valuable consideration, which will result in an increase of more than 20% in the Company’s voting rights.

To enact the aforementioned transactions, the Company intends to approve the relevant actions by a resolution consented in writing by a majority of the votes of Ordinary Shares entitled to vote thereon.

Under British Virgin Islands law, the Company’s practice of following the provisions of the laws of the British Virgin Islands in lieu of the Rules is not prohibited under any statutory legal provision of the British Virgin Islands, unless it is otherwise specified in the Company’s memorandum and articles of association. Based upon our review of the amended and restated memorandum and articles of association adopted on 20 March 2024 and filed with the Registry of Corporate Affairs of the British Virgin Islands on 21 March 2024 (the Memorandum and Articles), there is no requirement under the Memorandum and Articles requiring the Company to comply with the aforesaid requirements under the Rules.

We have made no investigation of and express no opinion in relation to the laws, rules or regulations of any jurisdiction other than those of the British Virgin Islands. Specifically, we have made no independent investigation of the laws of the State of New York or the Nasdaq Stock Market LLC Rules, and we express no opinion as to the meaning, validity or effect of the Nasdaq Stock Market LLC Rules. This advice is to be governed by and construed in accordance with the laws of the British Virgin Islands and is limited to and is given on the basis of the current law and practice in the British Virgin Islands. This advice is issued solely for your benefit and is not to be relied upon by any other person, firm or entity or in respect of any other matter.

Yours faithfully

/s/ Ogier
Ogier